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Blue Pizza

Pizzeria

2123 Greene St

Columbia, SC 29205

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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $2,000 invested.

This is a preview. It will become public when you start accepting investment.

THE PITCH

Blue Pizza is seeking investment to open their first location in Columbia, South Carolina.

First Location

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THE TEAM

John Fedricks

Owner

Reilly Fedricks

Front End Manager

Logan Fedricks

Kitchen Manager

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OUR STORY

LOCATION

We are located located over at 2123 Greene St in Columbia SC. We are right next to the University of Sout 30k students. We plan on offering beer and wine. Our shop is 1700 Sq feet, with 30 seats inside 40 seats

More than 30K students attend USC per year.
1700 Square Feet including 30 seats inside, 40 outside, and putting in a deck to seat 20 more.
Multiple TV's for football season.
Offering beer and wine in house as well as delivered.
This is a preview. It will become public when you start accepting investment.
Q&A
What are the main challenges for this businesses?

Getting open quick enough before school starts

What is your background? How did you get into the industry?

I opened the Village Idiot pizza shop 31 years ago. I have a passion for pizza and want to bring that passio

What are the main challenges for this businesses?

Getting open quick enough before school starts

What is your background? How did you get into the industry?

I opened the Village Idiot pizza shop 31 years ago. I have a passion for pizza and want to bring that passio

What are the main challenges for this businesses?

Getting open quick enough before school starts

What is your background? How did you get into the industry?

I opened the Village Idiot pizza shop 31 years ago. I have a passion for pizza and want to bring that passio

This is a preview. It will become public when you start accepting investment.
FORECASTED MILESTONES

Our first few milestones will be as following:

$1.5M in the first year of sales
We aim to be the premier stop for SEC football

Equipment Lease $630 $325 $333 $341 $349

Repairs & Maintenance $2,300 $1,931 $1,979 $2,028 $2,078

Legal & Professional Fees $1,452 $1,488 $1,525 $1,563 $1,602

Operating Profit $962,662 $676,733 $726,732 $764,547 $787,791

This information is provided by Blue Pizza. Mainvest never predicts or projects performance, and has not i
forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $10,000

Maximum Raise $35,000

Amount Invested $0

Investors 0

Investment Round Ends September 23, 2021

Summary of Terms

Legal Business Name Blue Earth Pizza Company LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $2,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 0.4%–1.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2025

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Blue Pizza's fundraising. However, Blu
from alternate sources at a later date.

No operating history

Blue Pizza was established in [Month, Year]. Accordingly, there are limited financial statements and inform
evaluating this investment opportunity, investors should consider factors outlined in the risk section as we

Forecasted milestones

Blue Pizza forecasts the following milestones:

additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with nev
competes with many other businesses, both large and small, on the basis of quality, price, location, and cu
customer preference away from Blue Pizza's core business or the inability to compete successfully agains
negatively affect Blue Pizza's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Blue Pizza's management or vote on and/or infl
regarding Blue Pizza. Furthermore, if the founders or other key personnel of Blue Pizza were to leave Blue
Pizza (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Blue Pizza and the key persons will have no control. Changes in assumptions or their underlying facts cou
the extent that the assumed events do not occur, the outcome may vary significantly from the projected o
no assurance that the actual operating results will correspond to the forecasts provided herein. Additional
entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Blue Pizza might need to raise more capital in the future to fund/expand operations, buy property and equ
market its services, pay overhead and general administrative expenses, or a variety of other reasons. Ther
capital will be available when needed, or that it will be available on terms that are not adverse to your inter
unable to obtain additional funding when needed, it could be forced to delay its business plan or even cea

Changes in Economic Conditions Could Hurt Blue Pizza

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions

Uninsured Losses

Although Blue Pizza will carry some insurance, Blue Pizza may not carry enough insurance to protect agai
Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at
Pizza could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Blue Pizza's financial performance or ability to
additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Blue Pizza's management will coincide: you both want Bl
possible. However, your interests might be in conflict in other important areas, including these: You might
make sure they are best equipped to repay the Note obligations, while Blue Pizza might prefer to spend a
You would like to keep the compensation of managers low, while managers want to make as much as they

Future Investors Might Have Superior Rights

If Blue Pizza needs more capital in the future and takes on additional debt or other sources of financing, t
superior to yours. For example, they might have the right to be paid before you are, to receive larger distri
management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Excha

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Blue Pizza or management), which is responsible for monitoring Blue Pizza's complianc
required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Blue Pizza i
your initial expectations.

You Do Have a Downside

Conversely, if Blue Pizza fails to generate enough revenue, you could lose some or all of your money.

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Blue Pizza. Mainvest never predicts or projects performance, and has not
For additional information, review the official Form C filing with the Securities and Exchange Commission
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blue Pizza isn't accepting investments right now, but is trying to get a sense of how they should structure
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SE
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, yo
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